**Pricing supplement no. 1214**
*To prospectus dated December 1, 2005,*
*prospectus supplement dated October 12, 2006 and*
*product supplement no. 39-IX dated March 31, 2008*

**Registration Statement No. 333-130051**
**Dated April 25, 2008**
**Rule 424(b)(2)**



| | |
|---|---|
| **Structured Investments** | **JPMorgan Chase & Co.**<br>**$1,696,000**<br>**Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund due April 30, 2010** |

### General

- The notes are designed for investors who seek a return of twice the appreciation of an equally weighted diversified basket of international components consisting of one index and one exchange-traded fund, up to a maximum total return on the notes of 28.25% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 20%, be willing to lose up to 80% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 30, 2010†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on April 25, 2008 and are expected to settle on or about April 30, 2008.

### Key Terms

| | |
|---|---|
| Basket: | The notes are linked to an equally weighted basket consisting of the MSCI EAFE® Index ("MXEA") and the iShares® MSCI Emerging Markets Index Fund ("EEM") (each a "Basket Component," and together, the "Basket Components"). |
| Component Weightings: | The MSCI EAFE Weighting is 50% and the MSCI Emerging Markets Weighting is 50% (each a "Component Weighting," and together, the "Component Weightings"). |
| Upside Leverage Factor: | 2 |
| Payment at Maturity: | If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 2, subject to a Maximum Total Return on the notes of 28.25%. For example, if the Basket Return is more than 14.125%, you will receive the Maximum Total Return on the notes of 28.25%, which entitles you to a maximum payment at maturity of $1,282.50 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:<br><br>$1,000 + [$1,000 x (Basket Return x 2)]<br><br>Your principal is protected against up to a 20% decline in the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 20%, you will receive the principal amount of your notes at maturity.<br><br>If the Ending Basket Level declines from the Starting Basket Level by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 20%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:<br><br>$1,000 + [$1,000 x (Basket Return + 20%)]<br><br>*If the Ending Basket Level declines from the Starting Basket Level by more than 20%, you could lose up to $800 per $1,000 principal amount note.* |
| Buffer Amount: | 20%, which results in a minimum payment of $200 per $1,000 principal amount note. |
| Basket Return: | Ending Basket Level – Starting Basket Level<br>———————————————————<br>Starting Basket Level |
| Starting Basket Level: | Set equal to 100 on the pricing date, which was April 25, 2008. |
| Ending Basket Level: | The Basket Closing Level on the Observation Date. |
| Basket Closing Level: | The Basket Closing Level on any trading day will be calculated as follows:<br><br>100 x [1 + (MSCI EAFE Return * MSCI EAFE Weighting ) + (MSCI Emerging Markets Return * MSCI Emerging Markets Weighting)]<br><br>Each of the MSCI EAFE Return and the MSCI Emerging Markets Return reflects the performance of the relevant Basket Component, expressed as a percentage, from the relevant Basket Component closing level or closing price on the pricing date to the relevant Basket Component closing level or closing price on such trading day. The Final Share Price used to calculate the MSCI Emerging Markets Return on the Observation Date is the closing price of one share of the iShares® MSCI Emerging Markets Index Fund on the Observation Date, multiplied by the Share Adjustment Factor. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-IX. |
| Share Adjustment Factor: | 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 39-IX for further information about these adjustments. |
| Observation Date: | April 27, 2010† |
| Maturity Date: | April 30, 2010† |
| CUSIP: | 48123MJ86 |

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-IX.

**Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-15 of the accompanying product supplement no. 39-IX and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public | Fees and Commissions (1) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $1,000 | $17.55 | $982.45 |
| **Total** | $1,696,000 | $29,764.80 | $1,666,235.20 |

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $17.55 per $1,000 principal amount note. See "Underwriting" beginning on page PS-149 of the accompanying product supplement no. 39-IX.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

**JPMorgan**

April 25, 2008

**Additional Terms Specific to the Notes**

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-IX dated March 31, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 4, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-IX, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-IX dated March 31, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208001823/e31065_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

**Selected Purchase Considerations**

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes of 28.25%, or $1,282.50 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 20%. If the Ending Basket Level declines by more than 20%, for every 1% decline of the Basket beyond 20%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $200 for each $1,000 principal amount note.

  **DIVERSIFICATION AMONG THE BASKET COMPONENTS** — The return on the notes is linked to an equally weighted basket consisting of the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about each Basket Component, see "The MSCI EAFE® Index" and "The iShares® MSCI Emerging Markets Index Fund", in each case as supplemented by "Supplemental Information — Transition of the MSCI Indices to a New Index Methodology" in the accompanying product supplement no. 39-IX.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-IX. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" that, subject to the discussion of the "constructive ownership" rule below, generates long-term capital gain or loss if held for more than one year for U.S. federal income tax purposes, whether or not you are an initial purchaser of notes at the issue price. However, all or a portion of any gain on the sale or settlement of the notes after one year could be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code (the "Code"), in which case the tax consequences of selling or settling the notes could be significantly and adversely affected.

  Code Section 1260 generally applies if an investor enters into a "constructive ownership transaction" with respect to a "pass-thru" entity, such as EEM. It is not clear whether a holder's ownership of a note will constitute a "constructive ownership transaction." If so, all or a portion of any long-term capital gain recognized in respect of the note in excess of the "net underlying long-term capital gain" (as defined in Code Section 1260) may be treated as ordinary income, and if so, an interest charge will apply as if that income had accrued for tax purposes at a constant yield over the note's term. Because the basket consists of both EEM and the MXEA Index, it is uncertain how these calculations would be made. If a note is treated as a constructive ownership transaction, there will be a presumption that all long-term capital gain is subject to recharacterization as ordinary income unless the contrary is demonstrated by clear and convincing evidence. Therefore, the IRS may assert that any long-term capital gain you realize on sale, exchange or redemption of a note that exceeds the amount of long-term capital gain you can establish would have been realized if you had invested in EEM shares at the issue date and sold them at the sale, exchange or redemption date could be recharacterized as ordinary income and subject to an interest charge. Our special tax counsel is unable to express any opinion as to whether or to what extent the constructive ownership rule might apply to an investment in the notes.

  In addition, the Internal Revenue Service ("IRS") or a court may not respect the characterization and treatment of the notes as an "open transaction," in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Moreover, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the treatment of the notes, including the possible application of the constructive ownership rules as well as possible alternative treatments and the issues presented by this notice.

---

JPMorgan Structured Investments —                                                                                     PS- 1

Buffered Return Enhanced Notes Linked to a Basket Consisting of the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components or any of the stocks composing the MSCI EAFE® Index or the equity securities held by the iShares® MSCI Emerging Markets Index Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-IX dated March 31, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $200 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 20% buffer. Accordingly, you could lose up to $800 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 28.25%, regardless of the appreciation in the Basket, which may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the component stocks of the country indices that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, and the prices of the equity securities held by the iShares® MSCI Emerging Markets Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the iShares® MSCI Emerging Markets Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component stocks of the MSCI EAFE® Index or the equity securities held by the iShares® MSCI Emerging Markets Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component stocks in the MSCI EAFE® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the MSCI EAFE® Index or the iShares® MSCI Emerging Markets Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Components would have.

- **THERE ARE RISKS ASSOCIATED WITH THE iShares® MSCI EMERGING MARKETS INDEX FUND** — The iShares® MSCI Emerging Markets Index Fund has a limited operating history, having commenced trading in April 2003. Although its shares are listed for trading on the New York Stock Exchange (the "NYSE") and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI Emerging Markets Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisers, which we refer to as BGFA, is the iShares® MSCI Emerging Markets Index Fund's investment advisor. The iShares® MSCI Emerging Markets Index Fund is subject to management risk, which is the risk that BGFA's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the iShares® MSCI Emerging Markets Index Fund's assets to be invested in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. Any of such action could adversely affect the market price of the shares of the iShares® MSCI Emerging Markets Index Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE iShares® MSCI EMERGING MARKETS INDEX FUND AND THE MSCI EMERGING MARKETS INDEX** — The iShares® MSCI Emerging Markets Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the iShares® MSCI Emerging Markets Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the iShares® MSCI Emerging Markets Index Fund and the Underlying Index. Finally, because the shares of the iShares® MSCI Emerging Markets Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market value of one share of the iShares® MSCI Emerging Markets Index Fund may differ from the net asset value per share of the iShares® MSCI Emerging Markets Index Fund. For all of the foregoing reasons, the performance of the iShares® MSCI Emerging Markets Index Fund may not correlate with the performance of the Underlying Index.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE iShares® MSCI EMERGING MARKETS INDEX FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the iShares® MSCI Emerging Markets Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the iShares® MSCI Emerging Markets Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Components;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Basket Components;
  - interest and yield rates in the market generally as well as in each of the markets of the securities composing the MSCI EAFE® Index and securities held by the iShares® MSCI Emerging Markets Index Fund;
  - the occurrence of certain events to the iShares® MSCI Emerging Markets Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the MSCI EAFE® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund are denominated; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

### What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Maximum Total Return on the notes of 28.25%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Ending Basket Level | Basket Return | Total Return |
|---|---|---|
| 180.000 | 80.000% | 28.25% |
| 170.000 | 70.000% | 28.25% |
| 160.000 | 60.000% | 28.25% |
| 150.000 | 50.000% | 28.25% |
| 140.000 | 40.000% | 28.25% |
| 130.000 | 30.000% | 28.25% |
| 120.000 | 20.000% | 28.25% |
| 114.125 | 14.125% | 28.25% |
| 110.000 | 10.000% | 20.00% |
| 105.000 | 5.000% | 10.00% |
| 102.500 | 2.500% | 5.00% |
| **100.000** | **0.000%** | **0.00%** |
| 95.000 | -5.000% | **0.00%** |
| 90.000 | -10.000% | **0.00%** |
| 80.000 | -20.000% | **0.00%** |
| 70.000 | -30.000% | -10.00% |
| 60.000 | -40.000% | -20.00% |
| 50.000 | -50.000% | -30.00% |
| 40.000 | -60.000% | -40.00% |
| 30.000 | -70.000% | -50.00% |
| 20.000 | -80.000% | -60.00% |
| 10.000 | -90.000% | -70.00% |
| 0.000 | -100.000% | -80.00% |

### Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

**Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.**
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 28.25%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:
$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

**Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80.**
Although the Basket Return is negative, because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

**Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 120.**
Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 2 exceeds the Maximum Total Return of 28.25%, the investor receives a payment at maturity of $1,282.50 per $1,000 principal amount note, the maximum payment on the notes.

**Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.**
Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:
$$\$1,000 + [\$1,000 \times (-30\% + 20\%)] = \$900$$

**Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.**
Because the Basket Return is negative and the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the investor receives a payment at maturity of $200 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 20%, calculated as follows:
$$\$1,000 + [\$1,000 \times (-100\% + 20\%)] = \$200$$

## Historical Information

The following graphs show the historical weekly performance of the MSCI EAFE® Index from January 3, 2003 through April 25, 2008, as well as the historical weekly performance the iShares® MSCI Emerging Markets Index Fund and the Basket as a whole from April 11, 2003 through April 25, 2008. The graph of the historical Basket performance assumes the Basket level on April 11, 2003 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the MSCI EAFE® Index on April 25, 2008 was 2135.77. The closing price of one share of the iShares® MSCI Emerging Markets Index Fund on April 25, 2008 was $146.57.

We obtained the various Basket Component closing levels or closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The historical prices set forth in the graph for the iShares® MSCI Emerging Markets Index Fund below have been adjusted for a 3-for-1 stock split that was paid on June 8, 2005. The historical closing levels or closing prices of each Basket Component and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price of either Basket Component on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of any of your initial investment in excess of $200 per $1,000 principal amount note.





